                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 3)*

         SCS/Compute, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)



              COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                    78403010
--------------------------------------------------------------------------------
                                (CUSIP Number)


   DAVID E. SIMAITIS, ONE NATIONWIDE PLAZA, COLUMBUS, OH 43216 (614) 249-7618
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


                               January 17, 1996
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1746 (9-88) 1 of 7

                                                SCHEDULE 13D

CUSIP NO. 78403010                                                                    PAGE 2 OF 14 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     | Nationwide Mutual Insurance Company                                                               |
|     | 31-4177100                                                                                        |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [ x ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |            Inapplicable                                                                           |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(E)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | Ohio                                                                                              |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |                     0                                           |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                     0                                           |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                     0                                           |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |                     0                                           |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                                                       0                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                       0                                      ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |                                                       0                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                                        IC                                         |
-----------------------------------------------------------------------------------------------------------

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

                                                SCHEDULE 13D

CUSIP NO. 78403010                                                                    PAGE 3 OF 14 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     | Nationwide Corporation                                                                            |
|     | 31-4416546                                                                                        |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [ x ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |            Inapplicable                                                                           |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(E)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | Ohio                                                                                              |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |                     0                                           |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                     0                                           |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                     0                                           |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |                     0                                           |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                                                       0                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                       0                                      ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |                                                       0                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                                        CO                                         |
-----------------------------------------------------------------------------------------------------------

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

                                                SCHEDULE 13D

CUSIP NO. 78403010                                                                    PAGE 4 OF 14 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     | Nationwide Life Insurance Company                                                                 |
|     | 31-4156830                                                                                        |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [ x ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |            Inapplicable                                                                           |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(E)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | Ohio                                                                                              |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |                     0                                           |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                     0                                           |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                     0                                           |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |                     0                                           |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                                                       0                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                       0                                      ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |                                                       0                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                                        IC                                         |
-----------------------------------------------------------------------------------------------------------

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

                                                 SCHEDULE 13D

CUSIP NO. 78403010                                            PAGE 5 OF 14 PAGES

-----------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Nationwide Financial Serivces, Inc.
      36-2434406
--------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]
                                                                                                   ----
                                                                                              (b) [ x ]
                                                                                                   ----
--------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

                 Inapplicable


--------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]
                                                                                                   ----


--------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
-------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                                        0
                               ------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                                       0
                               ------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                                      0

             PERSON            ------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
              WITH
                                                           0
-------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           0
--------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                                     [   ]
                                                           0                                       ----
--------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                           0
--------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                                           1A
-----------------------------------------------------------------------------------------------------------

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

                                                SCHEDULE 13D

CUSIP NO. 78403010                                                                    PAGE 6 OF 14 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     | Nationwide Investing Foundation - Nationwide Growth Fund                                          |
|     | 38-6103834                                                                                        |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [ x ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |            Inapplicable                                                                           |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(E)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | Michigan                                                                                          |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |                     0                                           |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                     0                                           |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                     0                                           |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |                     0                                           |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                                                       0                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                       0                                      ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |                                                       0                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                                        IV                                         |
-----------------------------------------------------------------------------------------------------------

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

                                                SCHEDULE 13D

CUSIP NO. 78403010                                                                    PAGE 7 OF 14 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     | Nationwide Separate Account Trust - Total Return Fund                                             |
|     |                                      (Formerly Common Stock Fund)                                 |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [ x ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |            WC                                                                                     |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(E)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | Massachusetts                                                                                     |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |                     0                                           |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                     0                                           |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                     0                                           |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |                     0                                           |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                                                       0                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                       0                                      ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |                                                       0                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                                        IV                                         |
-----------------------------------------------------------------------------------------------------------

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

                                                       3rd Amendment

ITEM 1. SECURITY AND ISSUER.
---------------------------

This statement relates to the common stock class of equity securities of SCS/Compute, Inc., with principal executive offices at 2252 Welsch Industrial Court, St. Louis, Missouri, 63146.

ITEM 2. IDENTITY AND BACKGROUND.
-------------------------------

(a)-(b) Nationwide Mutual Insurance Company, One Nationwide Plaza, Columbus, Ohio 43216, is a mutual insurance company organized under the laws of the State of Ohio.

Nationwide Corporation, One Nationwide Plaza, Columbus, Ohio 43216, is a corporation organized under the laws of the State of Ohio. Nationwide Corporation acts primarily as a holding company for entities affiliated with Nationwide Mutual Insurance Company.

Nationwide Life Insurance Company, One Nationwide Plaza, Columbus, Ohio 43216, is a stock corporation, incorporated under the laws of the State of Ohio. Nationwide Life Insurance Company provides individual life insurance, group life and health insurance, fixed and variable annuity products and other life insurance products.

Nationwide Financial Services, Inc., One Nationwide Plaza, Columbus, Ohio 43216, is a registered investment adviser organized under the laws of the State of Ohio, which serves as investment manager to several mutual funds, including Nationwide Investing Foundation and Nationwide Separate Account Trust.

Nationwide Investing Foundation - Growth Fund is a series of Nationwide Investing Foundation, One Nationwide Plaza, Columbus, Ohio 43216. Nationwide Investing Foundation is a common law trust formed under the laws of the State of Michigan and registered as a diversified, open-end investment company for the purpose of issuing investment shares to the general public.

Nationwide Separate Account Trust - Total Return Fund, formerly the Common Stock Fund, is a series of Nationwide Separate Account Trust, One Nationwide Plaza, Columbus, Ohio 43216. Nationwide Separate Account Trust is a diversified, open-end investment company organized under the laws of the Commonwealth of Massachusetts as a Massachusetts Business Trust for the purpose of issuing shares to segregated asset acounts of life companies.

                 Directors and Trustees of Reporting Persons

 Name                         Address                          Principal Occupation
 ----                         -------                          --------------------
Lewis J. Alphin          519 Bethel Church Road              Farm Owner and Operator
(1)(3)(4)                Mount Olive, North Carolina
                         28365

Willard J. Engel             1100 East Main Street               General Manager, Lyon
(1)(3)(4)                    Marshall, Minnesota 56258           County Cooperative Oil
                                                                 Company

Fred C. Finney               1558 West Moreland Road             Farm Owner and Operator,
(1)(3)(4)                    Wooster, Ohio 44691                 Moreland Fruit Farm;
                                                                 Operator Melrose Orchard

Peter F. Frenzer             One Nationwide Plaza                President and Chief
(2)(3)(4)(5)(6)              Columbus, Ohio 43216                Operating Officer,
                                                                 Nationwide Life Insurance
                                                                 Company, Nationwide Life
                                                                 and Annuity Insurance
                                                                 Company; Executive Vice
                                                                 President Nationwide
                                                                 Insurance Enterprise

Charles L. Fuellgraf, Jr.    600 S. Washington Street            Chief Executive Officer,
(1)(3)(4)(5)                 Butler, Pennsylvania 16001          Fuellgraf Electric Company,
                                                                 Electrical Construction &
                                                                 Engineering Services

Henry S. Holloway            1247 Stafford Road                  Farm Owner and Operator
(1)(2)(3)(4)                 Darlington, Maryland 21034

D. Richard McFerson          One Nationwide Plaza                President and Chief
(1)(2)(3)(4)(5)(6)           Columbus, Ohio 43216                Executive Officer,
                                                                 Nationwide Insurance
                                                                 Enterprise

David O. Miller              625 Country Club Dr., Apt. B6       Presdient, Owen Potato
(1)(2)(3)(4)                 Newark, Ohio 43055                  Farm, Inc.; Partner, M&M
                                                                 Enterprises

C. Ray Noecker               2770 State Rte. 674                 Farm Owner and Operator
(1)(3)(4)                    Ashville, Ohio 43203

James F. Patterson           8765 Mulberry Road                  President, Patterson Farms,
(1)(2)(3)(4)                 Chesterland, Ohio 44026             Inc., Vice President
                                                                 Pattersons, Inc.

Robert H. Rickel             P.O. Box 15                         Rancher
(1)(3)(4)(5)                 Bayview, Idaho 83803

Arden L. Shisler             2724 W. Lebanon Road                President and Chief
(1)(2)(3)(4)                 Dalton, Ohio 44118                  Executive Officer, K&B


                                                                 Transport, Inc.

Robert L. Stewart            88740 Fairview Road                 Farm Owner and Operator;
(1)(3)(4)                    Jewett, Ohio 43986                  Owner and Operator,
                                                                 Sunnydale Mining

Nancy C. Thomas              10235 Georgetown Road, N.E.         Farm Owner and Operator
(1)(3)(4)(5)                 Louisville, Ohio 44641

Harold W. Weihl              14282 King Road                     Farm Owner and Operator
(1)(3)(4)(5)                 Bowling Green, Ohio 43402

Gordon E. McCutchan          One Nationwide Plaza                Executive Vice President-
(4)                          Columbus, Ohio 43216                Law and Corporate Services
                                                                 and Secretary

John C. Bryant               44 Faculty Place                    Executive Diretor,
(5)(6)                       Wilmington, Ohio                    Cincinnati Youth
                                                                 Collaborative

C. Brent DeVore              North Walnut & West College Ave.    President, Otterbein College
(5)                          Westerville, Ohio

Robert M. Duncan             370 Bricker Hall,                   V.P. - General Counsel, The
(5)(6)                       190 N. Oval Mall                    Ohio State University
                             Columbus, Ohio

Thomas J. Kerr, IV           1223-A Central Street               President, Kendall College
(5)(6)                       Evanston, Illinois

Douglas F. Kridler           Columbus, Ohio                      President and CEO
(5)                                                              Columbus Association of
                                                                 Performing Arts

David C. Wetmore             516 Herndon Parkway                 The Updata Group
(5)                          Herndon, Virginia 22070

(1) Director of Nationwide Mutual Insurance Company
(2) Director of Nationwide Corporation
(3) Director of Nationwide Life Insurance Company
(4) Director of Nationwide Financial Services, Inc.
(5) Trustee of Nationwide Investing Foundation
(6) Trustee of Nationwide Separate Account Trust

                     Executive Officers of Reporting Persons

 Name                             Address                          Principal Occupation
 ----                             -------                          --------------------
D. Richard McFerson          One Nationwide Plaza                President & Chief Executive
                             Columbus, Ohio 43216                Officer Nationwide
                                                                 Insurance Enterprise

Peter F. Frenzer             One Nationwide Plaza                President & Chief Operating
                             Columbus, Ohio 43216                Officer Nationwide Life
                                                                 Insurance Company,
                                                                 Nationwide Life and Annuity
                                                                 Insurance Company;
                                                                 Executive Vice President,
                                                                 Nationwide Insurance
                                                                 Enterprise

Robert A. Oakley             One Nationwide Plaza                Executive Vice President -
                             Columbus, Ohio 43216                Chief Financial Officer

Robert J. Woodward, Jr.      One Nationwide Plaza                Executive Vice President -
                             Columbus, Ohio 43216                Chief Investment Officer

Gordon E. McCutchan          One Nationwide Plaza                Executive Vice President -
                             Columbus, Ohio 43216                Law and Corporate Services
                                                                 and Secretary

W. Sidney Druen              One Nationwide Plaza                Senior Vice President -
                             Columbus, Ohio 43216                General Counsel and
                                                                 Assistant Secretary

Harvey J. Galloway, Jr.      One Nationwide Plaza                Senior Vice President and
                             Columbus, Ohio 43216                Chief Actuary - Life-Health
                                                                 and Annuities

Mark A. Folk                 One Nationwide Plaza                Vice President and Treasurer
                             Columbus, Ohio 43216

James F. Laird, Jr.          One Nationwide Plaza                Vice President, General
                             Columbus, Ohio 43216                Manager and Treasurer
                                                                 Nationwide Financial
                                                                 Services, Inc.; Treasurer
                                                                 Nationwide Investing
                                                                 Foundation, Nationwide
                                                                 Separate Account Trust


All of the above named directors, trustees and executive officers of the reporting persons are hereinafter referred to as "Executive Officers."

(c) Inapplicable.

(d)-(e) During the past five years, none of the above-named persons or the Executive Officers have either been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as result thereof, subjected them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Inapplicable.

DISCLAIMER OF BENEFICIAL OWNERSHIP. Nationwide Mutual Insurance Company, Nationwide Corporation, Nationwide Life Insurance Company, Nationwide Financial Services, Inc., Nationwide Investing Foundation-Nationwide Growth Fund, Nationwide Separate Account Trust-Total Return Fund hereby declare that the filing of this statement shall not be construed as an admission that such persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement which would require a joint or individual filing of Schedule 13D.

The persons named in this statement believe that the relationships among them does not fall within the scope of Rule 13d-3 of the Act. This filing is made solely for the purpose of their fully disclosing the relationship among the persons named herein and their individual holdings of the subject securities.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
---------------------------------------------------------

No purchases were made to cause this filing, therefore no funds or other considerations of Nationwide Mutual Insurance Comapny, Nationwide Corporation, Nationwide Life Insurance Company, Nationwide Financial Services, Inc., Nationwide Investing Foundation-Nationwide Growth Fund, Nationwide Separate Account Trust-Total Return Fund, or the Executive Officers were used.

ITEM 4. PURPOSE OF TRANSACTION.
------------------------------

On January 17, 1996 Nationwide Investing Foundation-Nationwide Growth Fund sold 145,000 shares and Nationwide Separate Account Trust-Total Return Fund sold 43,100 common shares of SCS/Compute, Inc. As a result of the sales there was a material decrease in the percentage of ownership of SCS/Compute, Inc. common stock owned by the reporting persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
--------------------------------------------

(a)-(b) As of January 17, 1996 the aggregate number and percentage of the class of the subject securities, and the type of voting power attached thereto, is as follows:

     Nationwide Mutual Insurance -0- Shares
     Nationwide Corporation -0- Shares

     Nationwide Life Insurance Company -0- Shares
     Nationwide Financial Services, Inc. -0- Shares
     Nationwide Investing Foundation-Nationwide Growth Fund -0- Shares Nationwide Separate Account Trust-Total Return Fund -0- Shares

(c) With its independent working capital, Nationwide Investing Foundation-Nationwide Growth Fund acquired, in an amount equal to $16,750.00, 2,000 shares at a price per share of $8.375, of the subject securities on October 8, 1987; in an amount equal to $16,750.00, 2,000 shares at a price per share of $8.375, of the subject securities on October 9, 1987; in an amount equal to $27,562.50, 3,000 shares at a price per share of $7.075, of the subject securities on October 19, 1987; in an amount equal to $10,437.50, 1,500 shares at a price per share of $6.958 of the subject securities on October 22, 1987; in an amount equal to $96,375.00, 14,500 shares at a price per share of $6.646, of the subject securities on October 23, 1987; in an amount equal to $19,125.00, 3,000 shares at a price per share of $6.375, of the subject securities on October 26, 1987; in an amount equal to $21,321.50, 3,500 shares at a price per share of $6.089, of the subject securities on October 27, 1987; in an amount equal to $2,350.00, 400 shares at a price per share of $5.875, of the subject securities on October 28, 1987; in an amount equal to $38,187.50, 6,500 shares at a price per share of $5.875, of the subject securities on October 29, 1987; in an amount equal to $11,750.00, 2,000 shares at a price per share of $5.875, of the subject securities on November 4, 1987; in an amount equal to $30,000.00, 5,000 shares at a price per share of $6.00, of the subject securities on November 5, 1987; in an amount equal to $6,500.00, 1,000 shares at a price per share of $6.50, of the subject securities on November 17, 1987; and in an amount equal to $50,669.20, 7,600 shares at a price per share of $6.667, of the subject securities on November 18, 1987, through First Kansas City Corp. on the OTC market.

With its independent working capital, Nationwide Separate Account Trust-Total Return Fund acquired, in an amount equal to $33,125.00, 5,000 shares at a price per share of $6.625 of the subject securities on December 8, 1987; in an amount equal to $24,937.50, 3,500 shares at a price per share of $7.125, of the subject securities on November 30, 1987; and in an amount equal to $24,750.00, 3,600 shares at a price per share of $6.875, of the subject securities on December 4, 1987, through First Kansas City Corp. on the OTC market.

(d) Except for shareholders of the Nationwide Investing Foundation-Nationwide Growth Fund and Nationwide Separate Account Trust-Total Return Fund, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities.

(e) Inapplicable.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
------------------------------------------------------------------------
SECURITIES OF THE ISSUER ITEM 6.
-------------------------------

There are no contracts, arrangements or understandings among the persons named in Items 1 and 2 of this statement and between such persons and any person with respect to any securities of the issuer.

Nationwide Mutual Insurance Company owns 95% of the outstanding shares of Nationwide Corporation, which in turn is the sole shareholder of Nationwide Life Insurance Company, which in turn is the sole shareholder of Nationwide Financial Services, Inc., a registered investment advisor. Nationwide Financial Services, Inc. serves, under separate investment management agreements, as the investment advisor to Nationwide Investing Foundation-Nationwide Growth Fund and Nationwide Separate Account Trust-Total Return Fund. These investment companies are managed under the direction of a board of trustees consisting of 13 and five members, respectively, a majority of which for each fund are not "interested persons", as that term is defined under the Investment Company Act of 1940.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
----------------------------------------

Inapplicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 24, 1996                  NATIONWIDE MUTUAL INSURANCE COMPANY

                                  /s/ Harry A. Schermer
                                  ------------------------------------
                                  Harry A. Schermer, Vice President-Equity Secuities

                                  NATIONWIDE CORPORATION

                                  /s/ David A. Diamond
                                  ------------------------------------
                                  David A. Diamond, Treasurer

                                  NATIONWIDE LIFE INSURANCE COMPANY

                                  /s/ Harry A. Schermer
                                  ------------------------------------
                                  Harry A. Schermer, Vice President-Equity Securities

                                  NATIONWIDE FINANCIAL SERVICES, INC.

                                  /s/ Harry A. Schermer
                                  ------------------------------------
                                  Harry A. Schermer, Vice President-Investments

                                  NATIONWIDE INVESTING FOUNDATION

                                  /s/ Harry A. Schermer
                                  ------------------------------------
                                  Harry A. Schermer, Assistant Treasurer

                                  NATIONWIDE SEPARATE ACCOUNT TRUST

                                  /s/ Harry A. Schermer
                                  ------------------------------------
                                  Harry A. Schermer, Asssitant Treasurer